Exhibit 99.3

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

(“Randgold Resources” or the “Company”)

TOTAL VOTING RIGHTS

London, 31 October 2012 - Randgold Resources Limited announces that in accordance with FSA's Disclosure Rules and Transparency Rules, its issued share capital consists of 92,060,253 (ninety two million sixty thousand, two hundred and fifty three) ordinary shares of US$0.05 each.

Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of Randgold Resources. Randgold Resources holds 9,600 (nine thousand six hundred) issued ordinary shares in Treasury. In addition, 65,458 (sixty five thousand, four hundred and fifty eight) ordinary shares, including ordinary shares represented by American Depositary Shares ("ADSs") are currently held by Computershare Investor Services, Inc. on trust for former shareholders of Moto Goldmines Limited (“Moto”), who have yet to claim the ordinary shares (or ADSs, as applicable) to which they are entitled following the acquisition of Moto in October 2009. These shares (and ADSs, as applicable) will not confer voting rights whilst held on trust.

Therefore, the total number of voting rights in the Company is 91,985,195 (ninety one million, nine hundred and eighty five thousand, one hundred and ninety five).

The above figure can be used by shareholders (and others with notification obligations) as the denominator for the calculations by which to determine if they are required to notify their interest in, or a change to their interest in, Randgold Resources under the FSA's Disclosure and Transparency Rules.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com